Page 1 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September 2003

              AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
                             4th Floor, Forum House
                                Grenville Street
                                   St. Helier
                                 Jersey JE2 4UF
                                 Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                      Form 20-F   X           Form 40-F
                                -----                   -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                    No   X
                             -----                 -----



            The Exhibit Index to this Form 6-K is located on page 3.

                                                              Page 2 of 10 Pages

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AIRCRAFT LEASE PORTFOLIO
                                         SECURITISATION 92-1 LIMITED


Date: September 16, 2003                 By:  /s/ Frederick W. Bradley, Jr.
                                            ------------------------------------
                                            Name:   Frederick W. Bradley, Jr.
                                            Title:  Director

                                                              Page 3 of 10 Pages


                                  EXHIBIT INDEX


                                                                    Sequentially
                                                                        numbered
                                                                            page
                                                                            ----
                                Title of Document


Aircraft  Lease  Portfolio  Securitisation  96-1  Pass  Through
Trust - Statement to Certificateholders dated September 15, 2003...............4

Aircraft  Lease  Portfolio  Securitisation  92-1 - Press Release dated
September 16, 2003.............................................................9

                                                                                          Page 4 of 10 Pages

                 Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement To Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                       DISTRIBUTIONS IN DOLLARS
------------------------------------------------------------------------------------------------------------------------------------

                                  PRIOR                                                                                   CURRENT
               ORIGINAL       PRINCIPAL                                                      REALIZED      ACCRETED      PRINCIPAL
  CLASS      FACE VALUE         BALANCE      INTEREST    PRINCIPAL     PREMIUM     TOTAL      LOSSES      INTEREST        BALANCE
  -----   --------------    ------------   -----------   -----------   -------  ------------   -------    ----------   -------------

    A     25,000,000.00    8,542,779.34      10,997.64     99,936.09      0.00    110,933.73      0.00         0.00     8,442,843.25
    A     60,000,000.00   20,502,670.25      26,394.34    239,846.60      0.00    266,240.94      0.00         0.00    20,262,823.65
    A    160,673,000.00   54,903,759.11      70,680.97    642,281.22      0.00    712,962.19      0.00         0.00    54,261,477.89
    B     56,868,750.00   40,063,750.00      71,586.13          0.00      0.00     71,586.13      0.00         0.00    40,063,750.00
    B              0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00
    C     50,044,500.00   39,559,903.71      84,312.04          0.00      0.00     84,312.04      0.00         0.00    39,559,903.71
    D     40,945,500.00   34,022,700.00           0.00          0.00      0.00          0.00      0.00         0.00    34,022,700.00
   E-1    82,918,250.00   82,918,250.00           0.00          0.00      0.00          0.00      0.00         0.00    82,918,250.00
   E-2             0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00



------------------------------------------------------------------------------------------------------------------------------------
TOTALS   476,450,000.00  280,513,812.41     263,971.12    982,063.91      0.00  1,246,035.03      0.00         0.00   279,531,748.50
------------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------     ------------------------
                                FACTOR INFORMATION PER $1000 OF ORIGINAL FACE                                    PASS-THRU RATES
-------------------------------------------------------------------------------------------------------     ------------------------
                           PRIOR                                                                CURRENT
                       PRINCIPAL                                                              PRINCIPAL
CLASS       CUSIP        BALANCE     INTEREST    PRINCIPAL        PREMIUM        TOTAL          BALANCE      * CURRENT          NEXT
-----   ---------    -----------     --------    ---------       --------     ---------    ------------     ----------    ----------

A       02109PAA8     341.711174     0.439906     3.997444       0.000000      4.437349      337.713730      1.995000%     1.995000%
A       U02029AA1     341.711171     0.439906     3.997443       0.000000      4.437349      337.713728      1.995000%     1.995000%
A       02109PAE0     341.711172     0.439906     3.997443       0.000000      4.437349      337.713728      1.995000%     1.995000%
B       0219PAF7      704.494999     1.258796     0.000000       0.000000      1.258796      704.494999      2.575000%     2.575000%
B       U02029AB9       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000      2.575000%     2.575000%
C       02109PAG5     790.494534     1.684741     0.000000       0.000000      1.684741      790.494534      2.975000%     2.975000%
D       02109PAH3     830.926475     0.000000     0.000000       0.000000      0.000000      830.926475     13.750000%    13.750000%
E-1     AL9601108   1,000.000000     0.000000     0.000000       0.000000      0.000000    1,000.000000     10.000000%    10.000000%
E-2     AL9601109       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000     10.000000%    10.000000%





------------------------------------------------------------------------------------------------------------------------------------

SELLER:                                   N/A                                             ADMINISTRATOR:          Michele Voon
SERVICER:                       Babcock & Brown Limited                                                           Deutsche Bank
LEAD UNDERWRITER:                    Lehman Brothers                                                            4 Albany Street
RECORD DATE:                          August 31, 2003                                                          New York, NY 10006
DISTRIBUTION DATE:                   September 15, 2003                              FACTOR INFORMATION:         (800) 735-7777
------------------------------------------------------------------------------------------------------------------------------------
* Current Libor has been updated to reflect correct rate.




                                                                                          Page 5 of 10 Pages
                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                   ISSUE / COLLATERAL DETAIL REPORT
Distribution                     15-Sep-03
------------------------------------------------------------------------------------------------------------------------------------

1. COLLATERAL SUMMARY:
----------------------

   1.1. DUE PERI0D 01-Aug-2003  to  31-Aug-2003

   1.2. ADDITIONAL REPORTED ITEMS

        Initial Appraised Value of all Aircraft.......................................................................320,510,000.00

        Aircraft Book Value...........................................................................................251,520,222.50

        Rentals, Interest and Other Payments in Arrears.................................................................1,031,252.00

        Is there an existing Event of Default?.................................................................................YES *

        Number of Registration Defaults.........................................................................................0.00

        Has an Enforcement Notice been Issued?....................................................................................NO

        WFC Aircraft Sale Date...................................................................................................n/a

        WFC Aircraft Payment Default Date........................................................................................n/a

2. SUMMARY OF AVAILABLE FUNDS
-----------------------------
   2.1. COLLECTIONS
        Interim deposits, withdrawals and transfers Rents, Interest, Deferred Debt & Other..............................1,546,583.00

        Swap Receipts...........................................................................................................0.00

        Collections applied to excess aircraft Maintenance Expenses.............................................................0.00

        Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account...0.00

        Transfer of Maintenance Reserve Receipts to Lessee Funded Account.......................................................0.00

        Transfer of Security Deposit Receipts to Lessee Funded Account..........................................................0.00

        Proceeds from sale or other disposition of any Aircraft, Engine or other asset..........................................0.00

        Remaining Aircraft Purchase Account funds after Aircraft Sale Date......................................................0.00

                                                                                                                        ------------
                                                                                               Sub Total:               1,546,583.00

        Payment Date deposits and transfers
            Investment Earnings:
               Collections Sub Account.....................................................................................17,752.01
               Expense Account..................................................................................................0.00
               Aircraft Purchase Account........................................................................................0.00
               Class D Note Interest Reserve Account............................................................................0.00
               Contingency Reserve Account....................................................................................826.39
               Maintenance Reserve Account......................................................................................0.00
               Security Deposit Account.........................................................................................0.00
                                                                                                                           ---------
            Total Investment earnings for all accounts.....................................................................18,578.40

            Investment Earnings retained within Maintenance Reserve Account.....................................................0.00

            Investment Earnings retained within Security Deposit Reserve Account................................................0.00
                                                                                                                           ---------
                                                                                                                                0.00
                                                                                                                        ------------
                                                                                               Sub Total:               1,565,161.40


----------------------------
* The  company  had  insufficient  funds to pay all of the  interest  due to the holders of the Class D Notes.  The arrears owed to Class D  Noteholders  for the
Due Period are  3,527,941.55.  See Item 1.2 "Interest  Amounts-Unpaid  Balance D
Note" below for total overdue interest owed to holders to Class D Notes.



                                                                                                                  Page 6 of 10 Pages

                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                   ISSUE / COLLATERAL DETAIL REPORT
Distribution                     15-Sep-03
------------------------------------------------------------------------------------------------------------------------------------



2. SUMMARY OF AVAILABLE FUNDS (cont.)
-------------------------------------

   2.1. COLLECTIONS (cont.)
        After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers................................0.00

        After Enforcement Notice, Aircraft Purchase Acct. funds.................................................................0.00

        Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC
         Aircraft Payment Default Date..........................................................................................0.00
                                                                                                                        ------------
                                                                                                    Sub Total:          1,565,161.40


        Other Miscellaneous amounts
            For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:
               Available Maintenance Reserves Amount............................................................................0.00
               Available Security Deposit Amount................................................................................0.00

            Miscellaneous Other Proceeds........................................................................................0.00
                                                                                                                        ------------
               Available Collections transferred to the Transaction Account:............................................1,565,161.40
                                                                                                                        ============
        Reserve Account transfers
            Maintenance Reserve Amount withdrawals from the Collection Sub-Account..............................................0.00

            Liquidity Reserve Amount withdrawals from the Collection Sub-Account................................................0.00

            Amounts withdrawn from the Class D Interest Reserve Sub-Account.....................................................0.00

            Amounts withdrawn from the Contingency Reserve Sub-Account..........................................................0.00
                                                                                                                        ------------
               Total Amounts transferred to the Transaction Account:....................................................1,565,161.40
                                                                                                                        ============
   2.2. PAYMENTS FROM TRANSACTION ACCOUNT

   *    Required Expense Amount plus Additional Company Expenses, Fees and Taxes..........................................319,126.37
        Amounts transferred to the Collection Account for Maintenance Reserve Amount............................................0.00
        Swap Payments due to Swap Provider0.00
        Amounts transferred to the Collection Account for Liquidity Reserve Amount..............................................0.00
        Amounts transferred to the Class D Note Interest Reserve Account........................................................0.00
        Aggregate Swap Breakage Costs...........................................................................................0.00
        Current plus prior unpaid Annual Dividends..............................................................................0.00
        Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to
         Clause 7.07(a)(iv) of the Deed of Charge...............................................................................0.00
                                                                                                                         -----------
                                                                                                                          319,126.37

        Payments to Noteholders.........................................................................................1,246,035.03
                                                                                                                        ------------
                                               Total payments from the Transaction Account:.............................1,565,161.40
                                                                                                                        ============

   *    Monthly withdrawal from Collection Account for Carotene Account....................................................16,518.90


                                                              Page 7 of 10 Pages

                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

--------------------------------------------------------------------------------
                       CERTIFICATE PAYMENTS DETAIL REPORT
Distribution Date:               15-Sep-03
--------------------------------------------------------------------------------

1. PAYMENT CALCULATIONS SUMMARY:
--------------------------------

   1.1. INDICES
            Current LIBOR Index Rate.....................................1.1250%
            Next LIBOR Index Rate........................................1.1250%



   1.2. INTEREST AMOUNTS

        CLASS               ACCRUED and UNPAID INTEREST AMOUNTS
        -----         -----------------------------------------------
                          Note           Other (1)            Total
                      ----------      ------------     --------------
        A Note        108,072.95        637,591.22         745,664.17

        B Note         71,586.13        254,489.53         326,075.66

        C Note         84,312.04        239,783.12         324,095.16

        D Note      3,527,941.55        717,266.26       4,245,207.81

        E Note     46,486,856.13              0.00      46,486,856.13
                   -------------      ------------     --------------
                   50,278,768.80      1,849,130.13     52,127,898.93
                   =============      ============     ==============



        CLASS                        UNPAID BALANCE
                      -----------------------------------------------
                          Note           Other (1)           Total
                      ----------      ------------     --------------
        A Note              0.00        637,591.22         637,591.22

        B Note              0.00        254,489.53         254,489.53

        C Note              0.00        239,783.12         239,783.12

        D Note      3,527,941.55        717,266.26       4,245,207.81

        E Note     46,486,856.13              0.00      46,486,856.13
                   -------------      ------------      -------------
                   50,014,797.68      1,849,130.13      51,863,927.81
                  ==============      ============      =============

        Notes: (1) 'Other' includes Step-Up, Default and Additional Interest.

   1.3. PRINCIPAL AMOUNTS

        CLASS          Target         Target    Additional  Target Amount
                      Balance         Amount     Principal    Shortfall
                  -------------    ------------ ----------  -------------
        A Note    69,443,833.33   14,505,375.37       0.00  13,523,311.46

        B Note    40,063,750.00            0.00       0.00           0.00

        C Note    35,256,100.00    4,303,803.71       0.00   4,303,803.71

        D Note    28,845,900.00    5,176,800.00       0.00   5,176,800.00
                  -------------   -------------       ----  -------------
                                  23,985,979.08       0.00  23,003,915.17
                                  =============      =====  =============

   1.4. OTHER AMOUNTS

              a) Class D Note Unpaid Makewhole Premium Amount...............0.00

              b) Class E Contingent Interest Amount.........................0.00

              c) Unpaid Annual Dividends Balance........................3,000.00


                                                                                          Page 8 of 10 Pages

                  Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

---------------------------------------------------------------------------------------------------------------------------------
                                                    ADDITIONAL ITEMS REPORT
Distribution Date:               15-Sep-03
---------------------------------------------------------------------------------------------------------------------------------

1. ACCOUNT ACTIVITY SUMMARY:
----------------------------

   Note: Amounts reflect activity which has occured during the relevant Due
         Period, as well as transfers resulting from the current Payment Date.


   Name                                         Prior Balance        Deposits     Withdrawals   Adjustments        Balance
   ----------------------------------------     -------------    ------------    ------------   -----------  --------------
   COLLECTION ACCOUNT
    Collections Sub-Account*                    22,691,000.00    1,565,161.40    1,565,161.40        0.00     22,691,000.00
    Expense Sub-Account                             41,058.72      302,607.47      343,666.19        0.00             (0.00)
    Aircraft Purchase Sub-Account                        0.00            0.00            0.00        0.00              0.00
    Class D Note Interest Reserve Sub-Account            0.00            0.00            0.00        0.00             (0.00)
    Contingency Reserve Sub-Account              1,400,000.00          826.39          826.39        0.00      1,400,000.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:  24,132,058.72    1,868,595.26    1,909,653.98        0.00     24,091,000.00

   LESSEE FUNDED ACCOUNT
    Segregated Maintenance Reserve Sub-Account           0.00            0.00            0.00        0.00              0.00
    Segregated Security Deposit Sub-Account              0.00            0.00            0.00        0.00              0.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:           0.00            0.00            0.00        0.00              0.00


    Amounts held in respect of the Liquidity Reserve Amount within the Collection Account*....................22,691,000.00


2. MISCELLANEOUS:

   2.1. AIRCRAFT DETAILS


   Aircraft          Aircraft    Avg. Appraised          Date          Aircraft           Event     Event          Sale/Insurance
   Lessee        Serial Number         Value (1)      Appraised       Book Value           Date  Description (2)      Proceeds
   ------------- -------------   --------------     -----------    -------------     ----------  --------------     -------------

   N/A                     127             0.00     31-Jul-2003             0.00       8/2/1999          S           5,525,217.00
   N/A                     283             0.00     31-Jul-2003             0.00     12/20/2002          S          20,757,041.00
   N/A                   11287             0.00     31-Jul-2003             0.00       7/2/1999          S          12,646,518.00
   N/A                   22381             0.00     30-Jun-2003             0.00      7/24/1997          S          35,000,000.00
   Asiana                23869    16,080,000.00     31-Jul-2003    18,582,880.00                                              -
   Travel Service        23870    17,170,000.00     31-Jul-2003    19,038,035.00                                              -
   Skynet Airlines       24519    18,300,000.00     31-Jul-2003    19,595,207.50                                              -
   China Southern        24898    15,150,000.00     31-Jul-2003    17,084,007.50                                              -
   N/A                   24914             0.00     31-Jul-2003             0.00      10/1/2002          S          11,577,067.00
   Air Canada            24952    42,880,000.00     31-Jul-2003    53,221,745.00                                              -
   Air Canada            25000    42,430,000.00     31-Jul-2003    53,276,677.50                                              -
   Air 2000              25054    28,180,000.00     31-Jul-2003    34,442,677.50                                              -
   Meridiana             49785    12,460,000.00     31-Jul-2003    18,080,640.00                                              -
   Allegian Air          49786    13,170,000.00     31-Jul-2003    18,198,352.50                                              -
                                 --------------                   --------------                                    -------------
                                 205,820,000.00                   251,520,222.50                                    85,505,843.00
                                 ==============                   ==============                                    =============



  Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
         (2) Event Description Key:  S = sold, L = loss and PDE = Premium Disposition Event.
         (3) Aircraft Best Value is currently in review.



   2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

         None

                                                              Page 9 of 10 Pages

                                  PRESS RELEASE


Aircraft Lease Portfolio Securitisation 92-1 Limited ("ALPS") has replaced KPMG Channel Islands with KPMG Ireland as its independent auditor effective 11 September 2003; and will replace Andersen Corporate Services (Jersey) Limited ("ACS") with Mourant & Co. Limited as its Administrative Agent effective 1 October 2003.


Change in Independent Auditor

KPMG Channel Islands informed us that they do not intend to register with the U.S. Public Company Accounting Oversight Board (the "PCAOB") in accordance with a new requirement of the PCAOB that any independent auditor of a company subject to the U.S. Securities and Exchange Commission's (the "Commission") periodic reporting requirements register with the PCAOB. Therefore, KPMG Channel Islands would not be in a position to continue as independent auditor to ALPS. They also informed us that KPMG Ireland, who do intend to so register with the PCAOB, have expressed their willingness to accept appointment as independent auditor to ALPS.

As discussed above, this change of independent auditor is due to the matter referred to in the previous paragraph. There were no disagreements between KPMG Channel Islands and ALPS or any other reportable events that caused us to replace KPMG Channel Islands with KPMG Ireland. This replacement was approved by both the Audit Committee and the Board of Directors of ALPS. Both KPMG Channel Islands and KPMG Ireland have received copies of this Press Release prior to its being filed with the Commission.

Both rating agencies that rate ALPS securities have confirmed that the amendment to the Articles of Association of ALPS necessary to enable ALPS to appoint a non-Jersey independent auditor would not result in a downgrade or withdrawal of their respective ratings of ALPS securities.


Change in Administrative Agent

Following the liquidation of the United Kingdom partnership of Arthur Andersen, Deloitte & Touche were appointed to a number of clients of Arthur Andersen in the United Kingdom, including some of the clients of its Jersey subsidiary, ACS. However, Deloitte & Touche did not acquire ACS or take over the work of ACS as Administrative Agent to ALPS. Accordingly, ACS tendered its resignation to ALPS in December 2002, subject to the appointment of a replacement Administrative Agent. Mourant & Co. Limited has been selected to be the new Administrative Agent, effective 1 October 2003. Both rating agencies that rate ALPS securities have confirmed that the appointment of Mourant & Co. Limited as Administrative Agent in place of ACS will not result in a downgrade or withdrawal of their respective ratings of ALPS securities. In connection with the increased costs resulting to ALPS as a result of this transition, ALPS negotiated a waiver by ACS of part of the fees which ACS otherwise would have charged for the work it performed in 2003 and in connection with the transition. Mourant & Co. Limited provides administrative services to other corporate entities, including other securitization

                                                             Page 10 of 10 Pages

vehicles, and is affiliated with Mourant du Feu & Jeune, the law firm that acts as Jersey legal counsel for ALPS.


Further  Information

For further information you may contact the ALPS Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland

Phone:    + 353 1 231 1900
Fax:      + 353 1 231 1901
E-mail:   colm.barrington@babcockbrown.com


Dated:  16 September 2003